NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 6, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 22, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Gerber Scientific, Inc. and Knife Merger Sub, a wholly-owned subsidiary of Vector Knife Holdings (Cayman), Ltd. which is affiliated with Vector Capital Corporation became effective on August 22, 2011. Each share of Common Stock of Gerber Scientific, Inc. was converted for $11.00 in cash without interest, and a non transferable contractual right to receive additional contingent cash consideration payments if net recoveries are obtained in connection with certain claims for infringement of a Gerber patent. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 23, 2011.